June 22, 2012

US Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:  Mr. Ruairi Regan and Mr. James Lopez

Via EDGAR

Re:	Uranium Resources, Inc.
Registration Statement on Form S-4
Filed May 14, 2012
File No. 333-181400

Dear Sirs:

On behalf of Uranium Resources, Inc. (the “Company”), we transmit herewith Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement on Form S-4 (as amended, the “Registration Statement”) via the EDGAR system of the Securities and Exchange Commission (the “Commission”).  In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated June 1, 2012 (the “Letter”).

For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comments presented in bold type.

General

1.                                      We are unable to locate information responsive to Item 5.07(d) of Form 8-K regarding Uranium Resources’ decision in light of the shareholder vote as to how frequently the company will include a shareholder vote on the compensation of executives in its proxy materials.  Please advise.

The Company amended its Form 8-K, originally filed on June 9, 2011, by filing a Form 8-K/A on June 7, 2012, including the information responsive to Item 5.07(d) of Form 8-K about its decision, in light of the advisory vote by its stockholders at the Company’s 2011 annual meeting, to include an advisory vote on URI’s compensation to its Named Executive Officers each year in its proxy materials for annual stockholder meetings until the next required vote on the frequency of shareholder votes on the compensation of executives.  The Company also included such disclosure in its form 8-K filed June 7, 2012 which included Item 5.07 information regarding its 2012 annual meeting of stockholders.  The Company has also added such disclosure to the Registration Statement, on page 218.  On June 8, 2012, the Company submitted a request for non-objection to the use of Form S-3 to the Division of Corporation Finance relating to the Company’s late filing of the Form 8-K/A.  On June 11, 2012, the Company’s counsel was orally notified by the Staff that the Company’s request was granted.

405 State Highway 121 Bypass, Building A, Suite 110 • Lewisville, TX 75067 • Office: 972-219-3330 • Fax: 972-219-3311

2.                                      We note that Neutron Energy filed an amended registration statement on Form S-1 on September 13, 2011, file number 333-173181.  Given the proposed merger and to the extent of your knowledge, please tell us whether Neutron Energy intends to proceed with that offering, withdraw the registration statement or take some other action.

The Company has been informed by Neutron Energy, Inc. (“Neutron”), that if both the Company and Neutron receive the votes necessary to consummate the proposed merger and related transactions at their respective special meetings of stockholders, Neutron intends to withdraw its Form S-1 registration statement immediately prior to the consummation of the merger.

Exhibits

3.                                      Please submit the interactive data files required by Item 601(b)(101) of Regulation S-K.

We have included the interactive date files required by Item 601(b)(101) as Exhibit 101 to the Registration Statement.

The Company also responded to an oral comment provided by George K. Schuler, Mining Engineer, and has revised the “Summary of In-Place Non-Reserve Mineralized Material in the Ambrosia Lake Project” table found on page 162 of the Registration Statement in order to not include any inferred or probable tonnage for the West Endy area.

The Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in this filing.

•                  Staff comments of changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing.

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Thomas H. Ehrlich
Vice President and Chief Financial Officer

CC:          Alfred C. Chidester, Esq.